UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Bonds.com Group, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

098003106

(CUSIP Number)

Edwin L. Knetzger, III

Manager

Fund Holdings LLC

c/o DivcoWest

575 Market Street, 35th Floor

San Francisco, California 94105

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 6, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Person. I.R.S. Identification Nos. of above persons (entities only): 90-0516480 Fund Holdings LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Florida

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 19,734,000

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 19,734,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,734,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 23.6%

14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Person. I.R.S. Identification Nos. of above persons (entities only) Edwin L. Knetzger, III

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF,OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,431,334

	8.	Shared Voting Power 19,734,000

	9.	Sole Dispositive Power 2,431,334

	10.	Shared Dispositive Power 19,734,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,165,334

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 26.5%

14.	Type of Reporting Person (See Instructions) IN, HC

This Amendment No. 1 (this “Amendment”) amends the Schedule 13D filed on September 21, 2009 (the “Statement”), which relates to the common stock, $.0001 par value (the "Shares"), of Bonds.com Group, Inc., a Delaware corporation (the "Issuer" or the "Company").  This Amendment is being filed to report a change in beneficial ownership in excess of 1% of the total amount of Shares outstanding.  All items or responses not described herein remain as previously reported in the Statement.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended by the deletion of the text thereof in its entirety and its replacement with the following:

On August 28, 2009 (the “Effective Date”), the Company entered into a Unit Purchase Agreement (the “Purchase Agreement”) with Fund Holdings.  Pursuant to the terms and conditions of the Purchase Agreement, Fund Holdings expects to invest up to $5,000,000 through the purchase of 5,000 Units (as further described below) on or before December 26, 2009.  The following description of the Purchase Agreement is not complete and is qualified in its entirety by the actual terms of the Purchase Agreement, a copy of which is incorporated herein by reference and attached hereto as Exhibit A.

In connection with the Purchase Agreement, Fund Holdings has agreed to purchase from the Company, and the Company has agreed to sell to Fund Holdings an aggregate of 5,000 units (each, a “Unit,” and collectively, the “Units”) at a purchase price of $1,000 per Unit, as more fully set forth herein.  Pursuant to the terms of the Purchase Agreement, the Units will be purchased in three or more closings, in accordance with the following schedule: 1,000 Units were purchased on September 2, 2009 (the “Initial Closing”); an additional 1,000 Units were purchased on November 6, 2009 (the “Second Closing”), and the final 3,000 Units will be purchased no later than December 26, 2009 (the “Third Closing”).

Each Unit consists of: (i) 2,667 shares of common stock of the Company (the “Common Stock”); (ii) the right, within three years of the applicable closing date upon which such Unit is purchased, to purchase an additional 9,597 (as equitably adjusted for stock splits, combinations and the like) shares of Common Stock (the “Ordinary Purchase Rights”), and (iii) in the event that all 5,000 Units are sold by December 26, 2009, the unvested right to purchase up to 26,893,580 (as equitably adjusted for stock splits, combinations and the like) shares of Common Stock (the “Additional Purchase Rights”).  The Additional Purchase Rights will vest in the future only to the extent and in such amount as is equal to the number of shares of Common Stock, up to 26,893,580, that the Company actually issues in the future on account of convertible notes, warrants and options in existence as of the Initial Closing.  The Ordinary Purchase Rights are exercisable generally at any time within three years of the date of the closing in which the applicable Unit was purchased. The Additional Purchase Rights are exercisable at any time within three years of the date that the applicable Additional Purchase Rights vest.

In addition, pursuant to the Purchase Agreement, the Company granted Fund Holdings an additional right (the “Special Purchase Rights,” and together with the Ordinary Purchase Rights and Additional Purchase Rights, the “Rights”) to purchase 1,000,000 (as equitably adjusted for stock splits, combinations and the like) shares of Common Stock as of the Initial Closing.  The Special Purchase Rights may be exercised at any time during the three year period following the Initial Closing.

Subject to the terms of the Purchase Agreement, the Rights may be exercised, at any time within the exercise periods set forth above, at an exercise price equal to the lesser of (1) $0.375 per share (as equitably adjusted for stock splits, combinations and the like), and (2) the price paid for the Company's Common Stock in any future sale of the Company's Common Stock, exclusive of certain excluded transactions.

Fund Holdings was organized to make investments in the Company and Mr. Knetzger is the sole manager of Fund Holdings. In connection with the Initial Closing and the Second Closing, Mr. Knetzger and certain other investors contributed an aggregate of $2,000,000 in cash to Fund Holdings in exchange for membership interests.  Mr. Knetzger currently holds a ten percent (10%) membership interest.  Fund Holdings expects to raise additional capital through the sale of membership interests to both existing and new investors.

As of the date of this Amendment, Fund Holdings has purchased 2,000 Units which include 5,334,000 Shares and Ordinary Purchase Rights with respect to an additional 19,194,000 Shares, for a total consideration of $2,000,000.00.

Immediately prior to the Initial Closing, Fund Holdings assigned (i) Ordinary Purchase Rights with respect to 2,397 shares of Common Stock per Unit, (ii) the Special Purchase Rights and (iii) the Additional Purchase Rights to Mr. Knetzger, Black-II Trust, a trust associated with Mr. Mark G. Hollo ("Mr. Hollo"), and Victor Angermueller (collectively, the "Assignees").  As of the date of this Amendment, each of the assignees has been assigned 1,598,000 Ordinary Purchase Rights, one-third (1/3) of the Special Purchase Rights and one-third (1/3) of the Additional Purchase Rights.

Item 5.	Interest in Securities of Issuer

Item 5 of the Statement is hereby amended by the deletion of the text thereof in its entirety and its replacement with the following:

(a)           As of the date of this Amendment, the Filing Persons beneficially owned in the aggregate 22,165,334 shares of Common Stock, constituting 26.5% of the outstanding shares of Common Stock.  The percentage of shares of Common Stock owned is based upon 61,316,590 shares of Common Stock as reported by the Company in its Form 10-Q for the quarter ended June 30, 2009, plus the Company securities issued to the Filing Persons on September 2, 2009 and November 6, 2009.

(b)           The number of shares of Common Stock as to which there is sole power to vote or direct the vote, shared power to vote or direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition for the Filing Persons is set forth on the cover page in items 7 through 10.

(c)           There have been no reportable transactions effected with respect to the shares of Common Stock or Rights within the last 60 days by the Filing Persons except for the acquisition of beneficial ownership of the securities being reported on this Amendment described in Item 3 of this Amendment.

(d)           Not applicable

(e)           Not applicable.

Item 6.	Contracts, Arrangement, Understandings or Relationships with Respect to Securities of Issuer

Item 6 of the Statement is hereby amended by the deletion of the text thereof in its entirety and its replacement with the following:

The responses set forth in Items 3 and 5 of this Amendment are incorporated by reference in their entirety into this Item 6.

In connection with the Initial Closing, Mr. Knetzger, Mr. Hollo and Mr. Angermueller entered into a Service and Fee Agreement (“Service Agreement”), pursuant to which the parties agreed to share certain fees and compensation to be received by them from Fund Holdings and/or the Company.  Subsequent to September 2, 2009, Mr. Knetzger declared that he would not accept any portion of any fees paid to The Fund LLC under the Financial Advisory Agreement referenced below and renounced his rights with respect thereto.

Mr. Angermueller is affiliated with Radnor Research and Trading Company, LLC ("Radnor"), which has entered into a Revenue Sharing Agreement, dated as of July 1, 2009, with the Company (as amended or modified, the "RSA").  Mr. Angermueller is also the brother of Mr. Knetzger’s spouse.

It is anticipated that Radnor will enter into an agreement with Mssrs. Angermueller, Hollo and Knetzger pursuant to which Radnor will pay to each of them 30% of the proceeds received by Radnor from the Company under the RSA.  As of the date of this Amendment, such an agreement had not be finalized or executed.

Mr. Hollo is the controlling member of The Fund, LLC, a financial advisory firm.  As a condition to the Initial Closing, the Company agreed to enter into a Financial Advisory Agreement with The Fund LLC for services related to financial advice, mergers and acquisitions, capital formation and corporate finance, business advisory and related matters.  As of November 6, 2009, the Company has not entered into a formal agreement with The Fund LLC, but expects to enter into a formal agreement pursuant to which the Company will agree to retain such services of The Fund LLC for a period of three years at a rate of $12,000 per month.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that this information set forth in this statement is true, complete and correct.

Dated:  November 12, 2009

FUND HOLDINGS, LLC

By:	/s/ Edwin L. Knetzger, III
	Name:	Edwin L. Knetzger, III
	Title:	Manager

/s/ Edwin L. Knetzger, III
Edwin L. Knetzger, III